UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 0-20394


                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  March 31, 2006
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[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:___________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:

COACTIVE MARKETING GROUP, INC.
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Former name if applicable:

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Address of principal executive office (Street and number):

75 Ninth Avenue
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City, state and zip code:

New York, New York   10001
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |   (a) The reasons described in reasonable detail in Part III of this form
     |   could not be eliminated without unreasonable effort or expense;
     |
[X]  |   (b) The subject annual report, semi-annual report, transition report on
     |   Form 10-K, 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof will
     |   be filed on or before the 15th calendar day following the prescribed
     |   due date; or the subject quarterly report or transition report on Form
     |   10-Q, or portion thereof will be filed on or before the fifth calendar
     |   day following the prescribed due date; and
     |
     |   (c) The accountant's statement or other exhibit required by Rule
     |   12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Registrant's Form 10-K for its fiscal year ended March 31, 2006 could not be filed within the prescribed time period without unreasonable effort or expense because the audit of the Registrant's financial statements for the fiscal year ended March 31, 2006 had not been completed prior to the close of business on June 29, 2006.

                            PART IV OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

 Erwin Mevorah                    (212)                    660-3800
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   (Name)                      (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X] Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant had revenues of approximately $83,951,000 (including reimbursable costs and expenses of $29,999,000), and net income of approximately $1,152,000, for its fiscal year ended March 31, 2005. In comparison, the Registrant expects to report revenues of approximately $98,038,000 (including reimbursable costs and expenses of $38,338,000) and a net loss of approximately $(1,031,000) for its fiscal year ended March 31, 2006. The net loss is attributable, among other things, to a lesser than expected volume of sales during the year, as well as (i) approximately $900,000 of lease termination and occupancy costs associated with the termination of Registrant's Great Neck, New York office lease; and (ii) an impairment charge of $626,000 for the write off of goodwill associated with Registrant's Optimum subsidiary.


                         COACTIVE MARKETING GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   June 29, 2006                   By /s/ ERWIN MEVORAH
     ----------------------               --------------------------------------
                                          Chief Financial Officer


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